

19010704

~~~~~~~~~~~~~~, ~.~. ~~~~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 10533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2018 AND ENDING 04-30-2019

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K.W. Chambers & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor

               (No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt 314-236-2464

                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.

           (Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 2000	St. Louis	MO	63117
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

JUN 27 2019

Washington DC
.406

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Greg Overschmidt _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co. _____ , as of April 30 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission Number 13519333
My Commission Expires Jan 30, 2021

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Report of Independent Register Public Accounting Firm on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

K.W. CHAMBERS & CO.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2019



CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents



Purk
& Associates, P.C.

CPAs and Business Advisors

<center>Report of Independent Registered Public Accounting Firm</center>

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2019, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K.W. Chambers & Co.* as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of *K.W. Chambers & Co.'s* management. Our responsibility is to express an opinion on *K.W. Chambers & Co.'s* financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to *K.W. Chambers & Co.* in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1, Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 and Statement Pursuant to Rule 15c3-3 (collectively, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of *K.W. Chambers & Co.'s* financial statements.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

The supplementary information is the responsibility of *K.W. Chambers & Co.*'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Punk & Associates, PC.

We have served as *K.W. Chambers & Co.'s* auditor since 2010.
St. Louis, Missouri
June 24, 2019

FINANCIAL STATEMENTS

K.W. CHAMBERS & CO.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2019

Assets

Current Assets

Cash and cash equivalents	$	496,161
Receivables from brokers or dealers		8,513
Other receivables		1,313
Total Current Assets		505,987

Non-Current Assets

Furniture and fixtures-net of accumulated depreciation	57,133
Less: Accumulated depreciation	(54,100)
Total Non-Current Assets	3,033

Total Assets	$	509,020

Liabilities and Ownership Equity

Current Liabilities

Accounts payable and accrued liabilities	92,195
Payable to brokers or dealers	303,561
Pre-billed assessment and registration	3,330
Income taxes payable	7,229
Total Current Liabilities	406,315

Noncurrent Liabilities

Deferred tax liability	6,505
Total Liabilities	412,820

Common stock, $1.00 par value; 30,000 shares authorized;	
17,500 shares issued	17,500
Additional paid-in capital	27,018
Retained earnings	65,682
	110,200
Less: treasury stock, at cost; 4,500 shares	(14,000)
Total Ownership Equity	96,200

Total Liabilities and Ownership Equity	$	509,020

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2019

Revenues

Commissions	$	148,076
Revenue from mutual funds and 12b-1 fees		490,304
Insurance and other		1,632,743
Interest Income		14,013
Total Revenues		2,285,136

Expenses

Employee compensation and benefits	378,969
Commissions	1,569,532
Occupancy and equipment	18,217
Technology and communications	55,550
Other expenses	254,224
Total Expenses	2,276,492

Income Before Income Taxes		8,644
Income Tax Expense		6,095
Net Income	$	2,549

K.W. CHAMBERS & CO.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2019

	Shares of Common Stock Issued	Treasury		Common Stock Issued		Additional Paid-In Capital		Retained Earnings		Treasury Stock		Total Ownership Equity
Balance - May 1, 2018	17,500	(4,500)	$	17,500	$	27,018	$	63,133	$	(14,000)	$	93,651
Net Income	-	-		-		-		2,549		-		2,549
Balance - April 30, 2019	17,500	(4,500)	$	17,500	$	27,018	$	65,682	$	(14,000)	$	96,200

K.W. CHAMBERS & CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2019

Cash Flows from Operating Activities

Net Income	$ 2,549
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation expense	217
Deferred income tax benefit	(980)
Changes in assets and liabilities	
Receivables from brokers or dealers	116,924
Prepaid expenses	29,203
Other receivables	30,006
Accounts payable and accrued liabilities	46,840
Payable to brokers or dealers	206,606
Pre-billed assessment and registration	3,330
Income taxes payable	5,426
Total Adjustments	437,572
Net Cash Provided by Operating Activities	440,121

Cash Flows from Investing Activities

Purchase of furniture and fixtures	(3,250)
Net Cash Used in Investing Activities	(3,250)

Net Increase in Cash and Cash Equivalents	436,871
Cash and Cash Equivalents - Beginning of Year	59,290
Cash and Cash Equivalents - End of Year	$ 496,161

Supplemental Disclosures of Cash Flow Information

Income taxes paid	$ 1,649

The accompanying notes are an integral part of these financial statements.

NOTES

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2019

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commissions, fee income, and related clearing expenses are recorded on a settlement date basis. The Company receives commissions on securities, mutual funds, and annuity products sold by its financial advisors. The Company receives the gross amount of commissions due to from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash is maintained primarily at two financial institutions. Deposits at these institutions is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2019, there were cash balances of $158,573 in excess of federally insured limits at the financial institutions.

Receivables

Receivables primarily consist of commissions receivable from mutual funds and insurance companies and are collectible in less than one year. Management has evaluated the collectability of these receivables and has determined that no allowance for doubtful accounts is necessary.

NOTES TO FINANCIAL STATEMENTS *(CONTINUED)*
APRIL 30, 2019

Furniture and Fixtures

Furniture and fixtures are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the furniture and fixtures accounts.

Depreciation of furniture and fixtures is computed using the straight line method over the estimated useful lives of the assets. Depreciation expense for the year ended April 30, 2019 was $217.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. Beginning with fiscal year 2019 the Company will file its income tax returns using the accrual basis of accounting. (See Note 7.)

The Company has implemented the accounting standard prescribed in ASU 2015-17 which requires deferred tax assets and liabilities be classified as noncurrent.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2019, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $34 in fiscal year 2019. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 24, 2019 which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $88,231 which was $60,696 in excess of its required minimum net capital of $27,535. The Company's ratio of aggregate indebtedness to net capital was 4.68 to 1.

3. **POSSESSION OR CONTROL REQUIREMENTS**

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. **LEASE**

The Company leases its office space on a month-to-month basis from an entity related by common ownership. Rent expense was $18,000 for the year ended April 30, 2019.

5. **CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. **RELATED PARTIES**

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $249,445 and paid expenses of $236,599 to the related party last year.

Additionally, the Company received $7,920 in rebates from the related party based upon the volume of trades processed and also received $12,671 of interest income from the related party associated with the Company's client account balances.

Included in the accounts payable and accrued liabilities at April 30, 2019 was $19,330 payable to this related party. This amount was due within 30 days.

7. **INCOME TAXES**

The provision for income tax expense (benefit) consists of the following:

Current	$	5,204
Deferred		891
	$	6,095

The income tax provision differs from expense that would result from applying federal and state statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to the non-deductible portion of meals and entertainment expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences resulted primarily from accrual to cash adjustments for income tax purposes as the

Company was formerly on the cash basis of accounting for income tax purposes. The fiscal year April 30, 2019 tax provision includes deferred taxes resulting from use of bonus depreciation on the income tax return for fixed asset additions and use of straight line depreciation for financial reporting purposes. These temporary differences resulted in recognition of a deferred tax liability of $6,505 as of April 30, 2019.

Income taxes paid during the fiscal year ended April 30, 2019 were as follows:

Federal	$	1,162
State		487
	$	1,649

Beginning with fiscal year 2019, the company adopted the accrual basis of accounting for income tax filing purposes. Such change may be made automatically subject to compliance with filing and tax payment requirements as specified in the Regulations of the Internal Revenue Service. The impact of making this tax accounting change is to increase taxable income in the fiscal year ended April 30, 2019 by $42,826. Under Section 481(a) of the Internal Revenue Code, this increase may be recognized on the tax return ratably over 4 years. An additional $10,707 of taxable income will be recognized in the tax returns for this fiscal year.

8. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and the sale of annuity products from insurance companies on behalf of the Company's customers. Each time the customer enters into a buy or sell transaction, the Company is paid a commission by the mutual fund or insurance company.

Commissions and related clearing expenses are recorded on the settlement date (the date that the funds are transferred for the trade order) for the distribution of mutual funds. Generally, for the distribution of mutual funds, the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer. However, the Company believes its accounting method (using the settlement date) from the distribution of mutual funds most closely matches revenue with its related commission expense. Management believes the effect of reporting income from the distribution of mutual funds on the settlement date rather than the trade date is not material.

The Company also enters into arrangements with insurance companies to distribute annuity products to customers. Management believes that the settlement date for these transactions are the same as the trade date and as such the performance obligation for the sale of an annuity product is satisfied on the settlement date. With respect to annuities, revenue is recognized in the month in which the commission is earned.

The Company may receive commissions paid by the fund or insurance company up front, over time or upon the investor's/customer's exit from the fund or annuity. Fixed amounts are recognized when earned. Variable amounts are recognized when it is probable that such amounts will be received.

On May 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of May 1, 2018. There was no impact to retained earnings as of May 1, 2018 or to revenue for the year ended April 30, 2019 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

<u>Schedule 1</u>

Computation of Net Capital

Total ownership equity	$	96,200
Deductions and/or changes		
Nonallowable assets		
Other receivables		3,010
Furniture and fixtures		3,033
Net capital before haircuts on securities positions		90,157
Haircuts on securities positions		1,926
Net capital	$	88,231

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	95,525
Payable to brokers or dealers		303,561
Income taxes payable		7,229
Deferred tax liability		6,505
Total aggregate indebtedness	$	412,820

Computation of Basic Net Capital Requirement

Minimum net capital required	$	27,535
Excess net capital	$	60,696
Percentage of aggregate indebtedness to net capital		468%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2019

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	59,027

Post Closing Adjustments to record:

E&O insurance premium for year not paid at April 30, 2019		31,858
E&O insurance expense accrued for April 2019		(2,654)
Net Capital per above	$	88,231

The Company's net capital of $88,231 is $60,696 in excess of the $27,535 minimum net capital requirement of the Financial Industry Regulatory Authority.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.



CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by *K.W. Chambers & Co.* and the SIPC, solely to assist you and SIPC in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2019. *K.W. Chambers & Co.'s* management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended April 30, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2019, noting the following differences:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$2,318,605	$2,285,136	$33,469
2b Total Additions	-	-	-

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the following differences:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2c(1)	2,284,245	2,258,886	25,359
2c(5)	-	-	-
2c Total Deductions	2,284,245	2,258,886	25,359
2d	34,360	26,249	8,111
2e	52	39	13

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on *K.W. Chambers & Co.'s* compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Punk & Associates, PC.

St. Louis, MO
June 24, 2019



CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on
Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which *K.W. Chambers & Co.* claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) *K.W. Chambers & Co. stated* that *K.W. Chambers & Co.* met the identified exemption provisions throughout the most recent fiscal year without exception. *K.W. Chambers &* Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about *K.W. Chambers & Co.'s* compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, PC.

St. Louis, MO
June 24, 2019



1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.
Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K. W. Chambers & Company
Address:	7800 Forsyth Blvd., 5th Floor, St. Louis, MO 63105
Telephone:	(314) 236-2400
SEC Registration #:	8-10533
FINRA Registration #:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

- The above-mentioned broker or dealer met the identified exemption provision for the period May 1, 2018 to April 30, 2019 without exception.

Signature:

Name: <u>Greg Overschmidt</u>

Title: <u>President</u>

SiPC

SECURITIES INVESTOR PROTECTION CORPORATION



CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117

office: 314.884.4000
fax: 314.884.4001

www.purkpc.com